CONSENT

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
Toronto Stock Exchange

The undersigned hereby consents to the public filing of the written disclosure of the reports titled “43-101 Mineral Resource Report, Velvet Mine Uranium Project, San Juan County, Utah” dated March 19, 2007, “Summary Report – Moore Ranch Project, Campbell County, Wyoming” dated June 27, 2006, “Mineral Resource Report, Peterson Uranium Project, Converse County, Wyoming” dated June 27, 2006, “Mineral Resource Report, Red Rim Uranium Project, Sweetwater County, Wyoming” dated June 14, 2006 and “Mineral Resource Report, Jab Uranium Project, Sweetwater County, Wyoming” dated July 14, 2007 (collectively, the “Reports”) and any extracts from or summaries of the Reports in the management information circular dated June 25, 2007 (the “Information Circular”) of Energy Metals Corporation (the “Company”) or any document incorporated therein.

The undersigned hereby confirms that the undersigned has read the Information Circular and believes that the Information Circular fairly and accurately represents the information in the Reports that support the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Information Circular that are derived from the Reports or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Reports.

Date: June 25, 2007

BRS INC.

By:	“Douglas Beahm”

Name:	Douglas Beahm

Title:	President BRS Inc.